UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 23)

Willis Lease Finance Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

970646 10 5

(CUSIP Number)

Charles F. Willis, IV

c/o Willis Lease Finance Corporation

4700 Lyons Technology Parkway

Coconut Creek, Florida 33073

(415) 408-4700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2021

Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this statement, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

The share numbers listed for voting and dispositive power as of a particular date include the number of shares into which options were exercisable or would be exercisable within 60 days of such date.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

March 16, 2021

CUSIP No. 970646 10 5

1	Names of Reporting Persons: CFW Partners, L.P. I.R.S. Identification Nos. of above persons (entities only). 68-0392529

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,134,148

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,134,148

11	Aggregate Amount Beneficially Owned 2,134,148

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 31.62%

14	Type of Reporting Person PN

March 16, 2021

CUSIP No. 970646 10 5

1	Names of Reporting Persons: Charles F. Willis, IV I.R.S. Identification Nos. of above persons (entities only).

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 857,911

	8	Shared Voting Power 2,141,550

	9	Sole Dispositive Power 626,578

	10	Shared Dispositive Power 1,910,217

11	Aggregate Amount Beneficially Owned 2,999,461

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 44.44%

14	Type of Reporting Person IN

March 16, 2021

CUSIP No. 970646 10 5

1	Names of Reporting Persons: Austin Chandler Willis I.R.S. Identification Nos. of above persons (entities only).

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 114,723

	8	Shared Voting Power 660,895

	9	Sole Dispositive Power 78,724

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned 775,618

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.49%

14	Type of Reporting Person IN

The Schedule 13D filed with the Securities and Exchange Commission on December 11, 2000 (the “Initial 13D”) by CFW Partners, the Trust and Mr. Charles F. Willis, IV with respect to the Common Stock, par value $0.01 per share (the “Shares”), issued by Willis Lease Finance Corporation, a Delaware corporation (the “Issuer”), as amended on August 28, 2013, October 1, 2013, July 7, 2015, December 23, 2015, March 23, 2016, May 20, 2016, June 8, 2016, October 6, 2016, April 4, 2018, September 13, 2018, April 1, 2019, June 27, 2019, September 16, 2019, November 4, 2019, February 10, 2020, March 10, 2020, March 16, 2020, April 6, 2020, August 26, 2020, September 17, 2020, March 16, 2021 and March 23, 2021 (together with the Initial 13D, the “13D”), is hereby amended as set forth below.  Capitalized terms not defined herein have the meanings ascribed to them in the 13D.

Item 4.  Purpose of the Transaction

Item 4 of the 13D is hereby amended to add the following:

On June 25, 2021, Charles F. Willis, IV, on behalf of the Reporting Persons, delivered a letter (the “Letter”) to the Special Committee of the Board of Directors of the Issuer reaffirming the Reporting Persons’ interest in acquiring all of the outstanding Shares of the Issuer not already owned by any of the Reporting Persons in exchange for cash consideration of $42 per Share (the “Offer Price”) and clarifying that the Reporting Persons do not intend to increase the Offer Price.  The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter, which is filed as Exhibit 2 hereto.

While the Reporting Persons believe the Offer Price fully values the Company, the ultimate terms of a transaction, including price, will be determined through negotiations between the Reporting Persons and the Special Committee of the Board of Directors of the Issuer, and accordingly there can be no assurance that an agreement for a transaction will be entered into or that the terms of any such transaction will not differ materially from the terms contemplated by the Letter.

Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals with respect to any of the actions specified in Item 4 of the 13D.

Item 5.  Interest in Securities of the Issuer

Item 5 of the 13D is hereby amended to add the following:

(a) As of June 25, 2021, the Reporting Persons beneficially owned the following Shares:

• Austin C. Willis: 775,618 Shares, which is approximately 11.49% of total Shares outstanding

• Charles F. Willis, IV: 2,999,461 Shares, which is approximately 44.44% of total Shares outstanding

• CFW Partners: 2,134,148 Shares, which is approximately 31.62% of total Shares outstanding

(b) As of June 25, 2021, the Reporting Persons had the power to vote, dispose of or direct the vote or disposition of the following Shares:

Austin C. Willis:

Sole Voting Power	114,723

Shared Voting Power	660,895

Sole Dispositive Power	78,724

Shared Dispositive Power	0

Total beneficially owned	775,618

Charles F. Willis, IV

Sole Voting Power	857,911

Shared Voting Power	2,141,550

Sole Dispositive Power	626,578

Shared Dispositive Power	1,910,217

Total beneficially owned	2,999,461

CFW Partners:

Shared Voting Power	2,134,148

Shared Dispositive Power	2,134,148

Total beneficially owned	2,134,148

(c) Not applicable.

(d) No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Issuer beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 7.   Materials to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following exhibits as the last exhibits of Item 7 of the 13D:

1.	Joint Filing Agreement
2.	Letter, dated June 25, 2021

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

CFW PARTNERS, L.P.

Date: June 25, 2021	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV
its General Partner

Date: June 25, 2021	By:	/s/ Charles F. Willis, IV
Charles F. Willis, IV

Date: June 25, 2021	By:	/s/ Austin Chandler Willis
Austin Chandler Willis